Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8000 | fax 202.663.8007

May 28, 2010

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tom Kluck Erin E. Martin

Re:	Federal Realty Investment Trust
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 17, 2010
File No. 001-07533

Ladies and Gentlemen:

On behalf of our client, Federal Realty Investment Trust (the “Company”), please find our responses to your letter dated May 18, 2010, providing comments relating to the Company’s definitive proxy statement filed on March 24, 2010 (the “Proxy Statement”). In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment. The acknowledgements requested in your comment letter are provided in the attached letter from the Company.

Definitive Proxy Statement Filed March 24, 2010

Corporate Governance

Risk Management Oversight, page 9

Comment 1:

We note that you have described the process that the Board undertook to review your compensation policies and practices. Please tell us the conclusion that the Board reached in determining whether your compensation policies and practices are reasonably likely to have a material adverse effect on the company and the basis for that conclusion.

Response:

The Board concluded that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. That conclusion was based on the fact that only 5% of the Company’s employees (nine individuals) have compensation that is determined on the basis of anything other than corporate or regional performance and those individuals cannot complete any leasing, acquisition or development transaction, which is the basis for any commission paid as compensation, without first obtaining approval from the Company’s Board of Trustees and/or one or more members of senior management, all of whose compensation is tied to achieving corporate objectives.

Securities and Exchange Commission

May 28, 2010

Composition of the Board, page 11

Comment 2:

We note that you have not provided all the information required by Item 407(h) of Regulation S-K, specifically, with respect to your leadership structure and why you believe it is appropriate in light of your specific characteristics or circumstances. Please provide us with sample disclosure that complies with Item 407(h) and confirm that you will include similar disclosure in future filings.

Response:

The Company believes that it addressed the requirements of Item 407(h) of Regulation S-K with respect to its leadership structure and why the Company believes it is appropriate in light of its specific characteristics and circumstances with the following disclosure, which was included on pages 6 and 7 of the Proxy Statement:

Since 2003, we have operated under a governance structure where the Chairman of the Board and Chief Executive Officer are separate positions held by different individuals. At its meeting in February 2010, the Board discussed whether this structure was still the best structure for us and concluded that it was. Having the Board operate under the leadership and direction of someone independent from management provides the Board with the most appropriate mechanism to fulfill its oversight responsibilities and hold management accountable for the performance of the Trust. The Board believes that one of the most important attributes for the Board is independence from management and that belief has been reflected in the separation of the chairman and CEO roles as well as in our Corporate Governance Guidelines which permit no more than one member of the Board to be a non-independent trustee.

Compensation Discussion and Analysis, page 17

Annual Bonus, page 20

Comment 3:

We refer you to your disclosure on page 21 that in making bonus determinations, the compensation committee took into account Mr. Wood’s recommendations regarding each individual’s contributions. In future filings, please thoroughly describe all factors taken into account by the compensation committee and why that analysis led them to the compensation decision that it did. For example, please disclose the subjective goals each individual had for the year as well as Mr. Wood’s evaluation of the named executive officer’s ability to meet those goals. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Securities and Exchange Commission

May 28, 2010

Response:

In future filings, the Company will include disclosure consistent with the following, modified to reflect the actual process and reasoning applied by the Compensation Committee for the applicable year:

The Committee awarded each of Ms. Becker, Mr. Berkes and Mr. Blocher a full bonus for calendar year 2009 based on (a) a recommendation made by Mr. Wood that each individual be paid a full bonus; and (b) the Committee members’ review of the self-assessment prepared by each of Ms. Becker, Mr. Berkes and Mr. Blocher for their 2009 performance and Mr. Wood’s comments and observations on those self-assessments. Mr. Wood’s recommendation to pay each of Ms. Becker, Mr. Berkes and Mr. Blocher a full bonus was based on his subjective assessment of each individual’s contributions to the Trust’s performance in 2009 in their respective job functions. Those contributions included, without limitation, the following: (a) for Ms. Becker, her work in overseeing our property operations that resulted in an increase in our POI in 2009 as well as her role in restructuring the organization and reducing general and administrative expense; (b) for Mr. Berkes, his work from property selection through closing in obtaining approximately $160 million of property secured financing; and (c) for Mr. Blocher, his role in raising $765 million of capital at then market-leading terms during an extremely difficult capital raising environment.

Certain Relationships and Related Transactions, page 48

Comment 4:

We note that you provided Mr. Wood with an interest free loan on his split dollar life insurance policy. Please explain to us why this loan was not included as a related party transaction pursuant to Item 404(a) of Regulation S-K.

Response:

The Company did not include the interest free loan on Mr. Wood’s split dollar life insurance policy as a related party transaction because it deemed it to be part of his compensation package pursuant to his role as President and Chief Executive Officer of the Trust. Pursuant to Instruction 5.a.i. of Item 404(a) of Regulation S-K, disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction need not be provided pursuant to Item 404(a) if the compensation arising from the relationship or transaction is reported pursuant to Item 402 of Regulation S-K. Pursuant to Item 402, the Company disclosed in the Compensation Discussion and Analysis on page 25 of the Proxy Statement that Mr. Wood’s compensation included the interest free loan on the split dollar life insurance policy that has been in place since 1998 and also included the amount of interest accrued on the loan in 2009 in the “All Other Compensation Table” on page 28 of the Proxy Statement. Pursuant to Instruction 5.a.i. of Item 404(a) of Regulation S-K, the Company does not believe that the interest free loan, or any interest accrued thereon, for Mr. Wood’s split dollar insurance policy is required to be disclosed as a related party transaction pursuant to Item 404(a) of Regulation S-K.

Securities and Exchange Commission

May 28, 2010

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-9022.

Thank you for your consideration in these matters.

Sincerely,

/s/ Eric M. Green
Eric M. Green

cc:	Andrew P. Blocher, Federal Realty Investment Trust
Dawn M. Becker, Federal Realty Investment Trust
Kirk Rogers, Grant Thornton LLP

Federal Realty Investment Trust

1626 East Jefferson Street

Rockville, Maryland 20852

(301) 998-8100

May 28, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tom Kluck Erin E. Martin

Ladies and Gentlemen:

As requested by the Staff of the Securities and Exchange Commission, Federal Realty Investment Trust (the “Company”) is providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew P. Blocher
Andrew P. Blocher
Senior Vice President-Chief Financial Officer
Federal Realty Investment Trust

cc:	Eric M. Green, Pillsbury Winthrop Shaw Pittman LLP
Kirk Rogers, Grant Thornton LLP